SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                         RULE 13d-2(b)

                       (Amendment No. _)*


                    Pocahontas Bancorp, Inc.
                        (Name of Issuer)


             Common Stock, $.01 par value per share
                 (Title of Class of Securities)

                          730234-10-1

                         (CUSIP Number)

                       December 31, 1998
    (Date of Event Which Requires Filing of This Statement)

    Check the  appropriate  box to  designate  the rule  pursuant  to which this
Schedule is filed:

        [X]       Rule 13d-1(b)

        [ ]       Rule 13d-1(c)

        [ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        Page 1 of 5 Pages

CUSIP NO.    730234 10 1                                Page 2 of 5 pages

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Pocahontas Federal Savings and Loan Association
          Employee Stock Ownership Plan
          IRS ID No.  71-0753842


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                               (b)  [ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Arkansas


NUMBER OF          5   SOLE VOTING POWER
SHARES                      285,660
BENEFICIALLY       6   SHARED VOTING POWER
OWNED BY                    283,649
EACH               7   SOLE DISPOSITIVE POWER
REPORTING                   559,738
PERSON WITH        8   SHARED DISPOSITIVE POWER
                            9,571

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          569,309

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.12% of 6,245,041 shares of Common Stock outstanding as of December 31, 1998.

12   TYPE IN REPORTING PERSON*

          EP

CUSIP NO.    730234 10 1                                Page 3 of 5 pages

Item 1(a).    Name of Issuer:

              Pocahontas Bancorp, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:

              203 West Broadway
              Pocahontas, Arkansas 72455-3420

Item 2(a).    Name of Person Filing:

              Pocahontas Federal Savings and Loan Association
              Employee Stock Ownership Plan
              Trustee: N. Ray Campbell
                       Marcus Van Camp
                       Ralph B. Baltz
                       Charles Ervin
                       Robert Rainwater

              Item 2(b).    Address of Principal Business Office:

              203 West Broadway
              Pocahontas, Arkansas 72455-3420

Item 2(c).    Citizenship or Place of Organization:

              Arkansas

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $.01 per share

Item 2(e).    CUSIP Number:

              730234 10 1

Item 3. If this Statement is Filed Pursuant To Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (f) [X] This person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

Item 4.       Ownership:

CUSIP NO.    730234 10 1                                Page 4 of 5 pages


                    As of December 31, 1998, the reporting  person  beneficially owned 569,309 shares of the Issuer. This number of shares represents 9.12% of the common stock, par value $.01 per share, of the Issuer, based upon 6,245,041 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of 285,660 shares and shared power to vote or to direct the vote of 283,649 shares. The reporting person has sole power to dispose or to direct the disposition of 559,738 shares of common stock.

Item 5.        Ownership of Five Percent or Less of a Class:

               Not applicable

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person:

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

               Not applicable

Item 8.        Identification and Classification of Members of the
               Group:

               The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.        Notice of  Dissolution of Group:

               Not applicable

Item 10.       Certification:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO.    730234 10 1                                Page 5 of 5 pages


                            SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 10, 1999           POCAHONTAS BANCORP, INC.



                                  /s/ N. Ray Campbell
                                  _____________________________
                                  N. Ray Campbell
                                  Trustee


                                  /s/ Marcus Van Camp
                                  _____________________________
                                  Marcus Van Camp
                                  Trustee


                                  /s/ Ralph B. Baltz
                                  _____________________________
                                  Ralph B. Baltz
                                  Trustee


                                  /s/ Charles Ervin
                                  _____________________________
                                  Charles Ervin
                                  Trustee



                                  /s/ Robert Rainwater
                                  _____________________________
                                  Robert Rainwater
                                  Trustee